Hey Will,

Very long time no see. I was in the American High writing class that you and Jeremy ran in LA in the early days of the production company. Since then I've made two short films, booked a few network shows as an actor and completed writing two features and a pilot.

I'm reaching back out because I've just begun the search for independent investors for one of my features, *Road To L'Etape Du Tour*. The script made it to the second round of the Sundance Development Track and was in the top 20% of the 11k scripts submitted to the Austin Film Festival this year.

I wanted to connect back with your company to explore the idea of working together. Below is the logline a brief synopsis as well as a link to a sample of my directing - my short film *Brothers* starring Sharon Lawrence.

Logline: After the sudden death of her father, a woman with a congenital heart defect turns her life upside down to train for the L'Etape Du Tour.

Synopsis: Born with Pulmonary Atresia, 29 year-old AMY has always lived a cautious life. She's never left her hometown, is engaged to her high school sweetheart JACOB, and visits her devoted single father, an avid cyclist and owner of the local bike shop, on a regular basis. After receiving a poor result on her annual cardiac stress test, coupled with the unexpected death of her father, Amy's reliable world is shattered.

In the wake of her father's death, Amy seeks comfort by stopping at her father's bike shop. The shop manager LUCAS, who knew her father well, agrees to Amy's request that he help her train to ride the L'Etape du Tour, a stage of the Tour de France her dad had intended to ride. Amy will ride the stage with Lucas in her father's place.

Throughout the story, Amy's health problems cause her to question what she wants in life and whether or not she can give Jacob the life he dreams of. She decides to change her life: she leaves Jacob and moves into her father's old house she inherited. Ultimately, her health prevents her from traveling to ride the real L'Etape du Tour in France. Lucas, knowing what Amy has been through, creates a similar route for Amy to ride in their hometown. She completes it all on her own.

Link to *Brothers* - https://www.youtube.com/watch?v=OtCj63mP-oQ

I look forward to hearing from you.

Best,
Julia

Hi Chris,

My name is Julia Coulter; I'm a filmmaker in Los Angeles. I was born in Boston and raised in Hanover, NH, and was thrilled to come across a fellow New England filmmaker.

First off, a huge congratulations on the success of "The Holdovers." It's one of my favorite films of the year; I actually just attended the WGA Library script breakdown with David Hemingson the day before his Oscar nomination. The amount of knowledge, research, and love he put into the script was so clear.

I'm reaching out because I've just begun the search for independent investors for my feature film "Road To L'Etape Du Tour," which was selected as a second-rounder at last year's Austin Film Festival Screenwriting contest, as well as a second-round pick for Sundance's Development Track.

I would love to set up a general meeting about the film to see if Live Free or Die Productions would be the right fit as producers. The goal is to film the majority of the movie in New England. Below is the logline and short synopsis, as well as a link to a sample of my directing - my short film "Brothers" starring Sharon Lawrence.

Logline: *After the sudden death of her father, a woman with a congenital heart defect turns her life upside down to train for the L'Etape Du Tour.*

Synopsis: *Born with Pulmonary Atresia, 29-year-old AMY has always lived a cautious life. She's never left her hometown, is engaged to her high school sweetheart JACOB, and visits her devoted single father, an avid cyclist and owner of the local bike shop, on a regular basis. After receiving a poor result on her annual cardiac stress test, coupled with the unexpected death of her father, Amy's reliable world is shattered.*
In the wake of her father's death, Amy seeks comfort by stopping at her father's bike shop. The shop manager, LUCAS, who knew her father well, agrees to Amy's request that he help her train to ride the L'Etape du Tour, a stage of the Tour de France her dad had intended to ride. Amy will ride the stage with Lucas in her father's place. Throughout the story, Amy's health problems cause her to question what she wants in life and whether or not she can give Jacob the life he dreams of. She decides to change her life: she leaves Jacob and moves into her father's old house she inherited. Ultimately, her health prevents her from traveling to ride the real L'Etape du Tour in France. Lucas, knowing what Amy has been through, creates a similar route for Amy to ride in their hometown. She completes it all on her own.

Link to Brothers - https://www.youtube.com/watch?v=OtCj63mP-oQ

I look forward to hearing from you.

Best,
Julia

Dear [Name],

I hope this message fines you well!

I'm Julia Coulter, and I wanted to reach out and share the exciting details about a project close to my heart—Road to L'Etape du Tour. It's a female-led feature film that I've written and am producing. We've just kicked off our community round on Wefunder and just recently passed the 30k mark!

After coming across your profile, I noticed your dedication to entertainment industry and supporting female-led initiatives. Road to L'Etape du Tour is a romantic drama that follows the journey of a woman dealing with a congenital heart defect. After the sudden loss of her father, she decides to train for the L'Etape Du Tour, a stage race of the Tour de France open to the public. The film delves into themes of grief, health challenges, and finding love. Our plan is to shoot this summer in New England.

We'd be honored to have you join our exclusive soft round before we go public. Feel free to explore our Wefunder page: https://wefunder.com/roadtoletapedutour

Your support means the world to us. If you have any questions or feedback, we'd love to hear from you. Drop us an email at juliaqcoulter2@gmail.com or schedule a meeting via Calendly:

https://calendly.com/roadtoletapedutour/20min

Wishing you all the best,
Julia Coulter

Hey,

Sorry we weren't able to get together this time last year. I ended up going back to the east coast for the summer/autumn when everything shut down for the strike. I'm back in LA now and so happy that work is starting to trickle back in!

I would love to grab a coffee if you have any availability next week? Wednesday and Thursday are both open for me.

I'm working on a feature film which I just started an investment campaign for and I'd love to share it with you and hear about any projects you've got coming up.

Here's the link to the investment platform if you want to take a look!
https://wefunder.com/roadtoletapedutour

Talk to you soon,
Julia

Hey Raja,

I wanted to follow up to see if you had had the chance to read my script yet? As a member of Touch A Life Productions, I also had a proposal for you.

I know you've managed to gather some money for Touch A Life Productions that you said has moved from Living The Dream to Happy. My proposal is a portion (50-100k) of that money go towards my film Road To L'Etape Du Tour, your investor gets an Executive Producer credit on my film, the film has the Touch A Life production logo in the opening credits, IMDB credits, etc. AND (which I was planning to ask anyways) you play a small role in the film.

I know that is a big ask but my hope is that it would help everyone in the end. When we spoke last I think you had said Happy needed around a 1 million dollar budget. My film needs only 300k, I already have all the locations and schedule laid out to film this summer, I have built-in relationships (as does my producer) at Sundance and Austin Film Festival. We have the actor Eddie Liu (CW's Kung Fu) interested, and are in talks with Patrick Dempsey's managers. The timeline that I have laid out would have the film in festivals by late 2025-early 2026. I have confidence in the film selling and making our investors money back which then could be invested back into Happy or Living The Dream.

Aside from the above reason, I believe my script is perfectly aligned with what Touch A Life is about. There is a very large portion in my script about health care, in hopes to bring more awareness to what people with underlying health issues are going through. I want the audience to leave the theater with hope, joy and the courage that they can do anything they set their mind to!

I'm open to meeting and speaking more about this in person and really believe it could be mutually beneficial.

I hope you're doing well! I look forward to hearing from you.

Best,
Julia

Hello David,

My name is Julia Coulter, I'm a filmmaker in Los Angeles. I've just begun the search for independent investors for my feature film *Road To L'Etape Du Tour* which was selected as a second rounder at last year's Austin Film Festival Screenwriting contest as well as a second round pick for Sundance's Development Track.

I would love to set up a general meeting about the film, to gauge if Animal Kingdom Productions would be interested in coming on board as producers. Below is the logline and short synopsis as well as a link to a sample of my directing - my short film *Brothers* starring Sharon Lawrence.

Logline: After the sudden death of her father, a woman with a congenital heart defect turns her life upside down to train for the L'Etape Du Tour.

Synopsis: Born with Pulmonary Atresia, 29 year-old AMY has always lived a cautious life. She's never left her hometown, is engaged to her high school sweetheart JACOB, and visits her devoted single father, an avid cyclist and owner of the local bike shop, on a regular basis. After receiving a poor result on her annual cardiac stress test, coupled with the unexpected death of her father, Amy's reliable world is shattered.

In the wake of her father's death, Amy seeks comfort by stopping at her father's bike shop. The shop manager LUCAS, who knew her father well, agrees to Amy's request that he help her train to ride the L'Etape du Tour, a stage of the Tour de France her dad had intended to ride. Amy will ride the stage with Lucas in her father's place.
Throughout the story, Amy's health problems cause her to question what she wants in life and whether or not she can give Jacob the life he dreams of. She decides to change her life: she leaves Jacob and moves into her father's old house she inherited. Ultimately, her health prevents her from traveling to ride the real L'Etape du Tour in France. Lucas, knowing what Amy has been through, creates a similar route for Amy to ride in their hometown. She completes it all on her own.

Link to *Brothers* - https://www.youtube.com/watch?v=OtCj63mP-oQ

I look forward to hearing from you.

Best,
Julia

Great to speak with you as well! I'll keep you posted on talent attachments, brand sponsorship and the audience building we do.

This is a great list, I'm aware of the majority of these grants, sponsors and screenwriting contests. I'm a member of Film Independent and am actually going to a meeting tonight. I had a meeting last week with one of their in-house producers and have started to look into fiscal sponsorship there.

I wanted to touch on the timeline and how it relates to the way I'm thinking about talent attachment, audience building, and ultimately monetizing the film.

I began development on the script about 2 years ago, and with its performance at Sundance, Austin Film Festival and Stowe Story Labs, plus a number of writers who have given me feedback on it including Brett Matline (season 2 Loki Writer), Russ Bailey (screenwriting coach https://www.writewithruss.com/) and Sean Wathen (co-writer on Lionsgate feature Escape the Field), I feel confident to take the next step into putting together finances and attaching talent. I am always open to tweaks to the script - which is why I continue to share it with writer colleagues and submit to select screenwriting contests - but I'm very happy with where the script is at.

The next step is attaching talent. I have a number of contacts who have made films at this budget level, and all of them have stressed the importance of having a well known actor attached. Our talent attachment strategy is focused on finding known talent with personal connections to the story. Patrick Dempsey, for example, is a New Englander and a cyclist. In addition to Mr. Dempsey, we will pursue other A-list actor options. In addition to being key to securing distribution, attached talent is also key to future audience building.

Once we have the financing and a well known actor attached (our goal is by June 2024), we then film for approximately one month, and move to post production for approximately 4-6 months. During post production, we will more directly focus on audience building, since at that point we will have footage to use as for advertising online. In addition, we will begin to coordinate with sponsoring brands and local newspapers and magazines (such as *Upper Valley News* and *Biking Magazine*). Once the film is complete, we'll go after the biggest festivals and distributors. Once accepted to festivals, we will hire a PR person to work with us on making the most of our time on the festival circuit. We will aim to submit to the 2025 festival circuit, and plan to ramp up audience building so that it aligns closer to the time the audience will be consuming the film. In addition, the ultimate buyers or distributors of the film may further market the film to drive audience interest.

I hope this gives more clarity to my audience building strategy and my goals for the film. Please let me know if you have any questions or thoughts, and thank you again for sharing your resources. I look forward to keeping the conversation going and will be in touch with updates!

Best,
Julia

Hi Ken,

Thank you so much for supporting the film and film career with such a generous investment. It was the perfect way to start the new year! I'm so excited to keep you up to date on the film and share the movie with you once it's complete.

I appreciate the reasoning behind giving me the money directly, but WeFunder does have benefits that are valuable to the film. Among other services, WeFunder markets the film to their investor base once we meet certain thresholds (e.g. >$50k raised), files paperwork with the SEC, performs record keeping, and handles disbursement of any profits. Therefore, it would be my preference that the money goes through the platform. Let me know if you have any questions.

Again, thank you so much for your investment!

Best,
Julia

Hi Ken,

It's my understanding that you don't have to transfer the funds to WeFunder until we reach the 50k threshold at which point we'll reach out to you with the Film contract and to confirm/collect the funds.

Let me know if that works on your end. If not I can reach out to my advisor at WeFunder and see if there is any way to transfer the funds earlier.

Thanks,
Julia

Hi Ian,

I'm an alum of the New Hampshire Film Festival. My short film "Brothers" played there back in 2022. I'm in the early stages of pre-production for my first feature which I plan to film around 70% of in New Hampshire this summer.

I'm reaching out because I remember while attending the festival hearing how helpful you and your team were in sharing resources and information with filmmakers. We're looking for a few locations, brand or food sponsorship to keep some of our costs low in return for a special thank you credit on the film and information you might have on equipment rentals nearby.

As a person who grew up in New Hampshire it's very important to me to involve as many people from the New England area as possible.

Looking forward to hearing from you!

Julia

Hey Brad,

This is Julia, Stu Coulter's daughter. We touched base via text this summer about possibly meeting up but I know things were very busy on your end with moving, building, etc.

I'm reaching back out because I'd love to find a time to talk to you about a possible collaboration with Parlee for my feature film Road To L'Etape Du Tour. We've launched our Investment platform which I've linked below and have lots of exciting leads with some name actors.

WeFunder Link - https://wefunder.com/roadtoletapedutour

There are a few scenes in a bike shop and I've spoken to Dick Drummond about filming at his shop, he also has agreed to connect me with a few bike brands that he carries in the shop (including Parlee).

I'm open to a phone or video call! I'm available Wednesday or Thursday morning (Pacific Time) if either day works for you.

I look forward to speaking with you!

Best,
Julia

Hey Dick,

I've launched the investment platform for my feature film and we're almost to the first 25k mark! I'm looking to get sponsorships (product and/or financial) from bike companies, ideally ones you already carry in your shop so we can feature them in the film.

While I recognize receiving financial sponsorship may be a stretch for some of the brands, "if you don't ask, you don't get". I know you have direct connections with the sales reps for the company's products you carry, and was hoping you'd be willing to recommend the brands you'd like me to reach out to, and share their contact info so I can follow up with their PR and/or marketing teams.

Featuring as many New England brands is also important, ideally I'd prefer to start by contacting companies like Parlee Cycles and Velocio Apparel who are "local". I've put together a pitch deck that I will be sending to the companies which I've attached here. It gives an overview of the film as well as a brief two tier breakdown of what the benefits of a sponsorship could look like. I'm open to any suggestions.

Thank you for all your help! Can't wait for filming this summer.

Best,
Julia

Thank you so much for the investment in my film! It means a lot to me :)

I'm so glad you got to meet Fearon and hope you have a wonderful time at Sundance!

Julia

Hi Laura,

Thank you so much for meeting me on Monday and discussing brand sponsorships! I've contacted the owner of the bike shop where we will be filming about connecting me with some New England "local" companies. I know he is well connected with Velocio and Parlee and carries both companies' products in his shop.

I've attached the deck I made to send to potential sponsors. It has a two tier system, one for just product sponsorship and one for financial and product. I'd love to hear your thoughts if there is anything that you think should or shouldn't be included. I also wasn't sure if it is worth saying a specific number for the financial sponsorship or keeping it open to a case by case basis.

Thank you so much again for all your help! Hope you have a great weekend!

Julia